

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

<u>Via E-mail</u>
Michael Smith
Chief Financial Officer
Raptor Pharmaceutical Corp.
7 Hamilton Landing
Suite 100
Novato, California 94949

Re: **Raptor Pharmaceutical Corp.**
            Form 10-K for the Fiscal Year Ended December 31, 2014
            Filed March 2, 2015
            Form 10-Q for the Quarterly Period Ended March 31, 2015
            Filed May 7, 2015
            File No. 000-25571

Dear Mr. Smith:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                      Sincerely,

                                                      /s/ Sharon M. Blume

                                                      Sharon M. Blume
                                                      Accounting Branch Chief